                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                SCHEDULE 14D-9/A

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                      ------------------------------------

                      ANGELES INCOME PROPERTIES, LTD. II,
                        A CALIFORNIA LIMITED PARTNERSHIP
                           (Name of Subject Company)


                      ANGELES INCOME PROPERTIES, LTD. II,
                        A CALIFORNIA LIMITED PARTNERSHIP
                       (Name of Person Filing Statement)


                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (Cusip Number of Class of Securities)

                      ------------------------------------

                               CARROLL D. VINSON
                                   PRESIDENT
                         ANGELES REALTY CORPORATION II
                          ONE INSIGNIA FINANCIAL PLAZA
                                 P.O. BOX 19059
                        GREENVILLE, SOUTH CAROLINA 29602
                                 (864) 239-2747
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Commission on April 27, 1998 (the "Statement") by Angeles Income Properties, Ltd. II, a California limited partnership (the "Partnership"), relating to the tender offer by Broad River Properties, L.L.C. (the "Purchaser") to purchase up to 40,000 of the outstanding units of limited partnership interest ("Units") in the Partnership, at $150 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 24, 1998 and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer") attached as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on
Schedule 14D-1 originally filed with Commission by the Purchaser on April 27, 1998. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

     The following Items of the Statement are hereby supplemented and/or amended as follows:

ITEM 2. TENDER OFFER OF THE BIDDER.

     The Purchaser has amended its Offer pursuant to a First Supplement dated May 8, 1998 (the "Supplement"), and thereby offers to purchase up to 40,000 of the outstanding Units at an increased purchase price of $160 per Unit, net to the seller in cash, without interest, upon the terms and conditions set forth in the Offer to Purchase, the Supplement and the Assignment of Partnership Interest. The Bidders have filed Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1 with respect to the Supplement.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     The Managing General Partner has been advised by Everest Properties II, LLC ("Everest Properties") that Everest Properties has mailed to some Limited Partners an offer to purchase up to 3,000 of the outstanding Units at a purchase price of $160 per Unit, net to the seller in cash, which amount shall be reduced by any distributions declared by the Partnership after April 24, 1998, and any transfer fees charged by the Partnership, upon the terms and conditions set forth in an offer document dated April 29, 1998 (the "Everest Offer Document") and related Agreement of Transfer (which collectively constitute the "Everest Offer"). Because of the existing and potential future conflicts of interest between the Managing General Partner and the Purchaser with respect to the Offer (as described in Item 3 of the original Statement), the Partnership and the Managing General Partner are remaining neutral and making no recommendation as to whether Limited Partners should tender their Units in response to either the Offer or the Everest Offer. In the event that Limited Partners wish to tender their Units, however, the Partnership and the Managing General Partner recommend against tendering Units pursuant to the Everest Offer. Because Everest Properties will reduce its purchase price by the amount of transfer fees ($150 per tender) charged by the Partnership, Everest Properties is effectively offering a lower purchase price than that offered by the Purchaser pursuant to the Offer. Further, the Everest Offer is on a "first-received, first-buy" basis and thus does not provide withdrawal rights, whereas the Offer does afford Limited Partners withdrawal rights. Thus, in the event a higher offer were made, Limited Partners who had previously tendered to Everest Properties would not be able to withdraw and accept the higher offer.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(2) Form of Cover Letter to Limited Partners of the Partnership dated May 8, 1998.

     (d)(1) Everest Offer Document mailed by Everest Properties to Limited Partners of the Partnership, dated April 29, 1998.

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 8, 1998


                                ANGELES INCOME PROPERTIES, LTD. II,
                                a California limited partnership


                                     By: Angeles Realty Corporation II,
                                         its Managing General Partner



                                     By: /s/ CARROLL D. VINSON
                                         ----------------------------------
                                         Carroll D. Vinson
                                         President

                                 EXHIBIT INDEX
                                 -------------

         EXHIBIT NO.                       DESCRIPTION
         -----------                       -----------

           (a)(2) Form of Cover Letter to Limited Partners of the Partnership dated May 8, 1998.

           (d)(1) Everest Offer Document mailed by Everest Properties to Limited Partners of the Partnership, dated
                           April 29, 1998.